Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) informs its stockholders and the market in general that, within the scope of the existing association with Banco BMG S.A. (“BMG”) to offer, distribute and commercialize payroll loans (“Association”) through Banco Itaú BMG Consignado S.A. (“JV”), an institution controlled by Itaú Unibanco, it signed, on April 29, 2014, a business unification agreement with BMG and its controlling shareholders (“Agreement”) through its controlled company, Itaú Unibanco S.A. (“IU”).

The Agreement sets forth the unification of the payroll loan businesses of BMG and of the JV, which will be concentrated in the JV. In compensation of the unification of the businesses, BMG’s stake in the total capital and voting stock of the JV will be increased. The possibility of this business unification was already provided for in the December 13, 2012 Investment Agreement, which governs the Association.

Once certain conditions precedent are satisfied, including the approval of the appropriate regulatory authorities, the JV’s capital will be increased. This capital increase shall be entirely subscribed and paid in by BMG. Subsequently, IU will hold a stake of 60% (sixty percent) of the total and voting capital stock of the JV, while BMG will hold the remaining 40% (forty percent).

As from the date of the increase in BMG’s stake in the capital stock of the JV and during the Association, the JV will be the only vehicle for BMG and its controlled companies for granting payroll loans in Brazil, subject to certain exceptions for a period of no more than 6 (six) months from the date of the capital increase in the JV.

Through this operation, Itaú Unibanco will achieve leadership among private sector banks in this segment, taking into consideration its own debit payroll loans combined with those in the JV’s portfolio, which are expected to total more than R$ 20 billion by the end of this year.

This is one more step in the direction of Itaú Unibanco’s strategy of operating with assets of lower risk and an attractive return.

It is estimated that this operation will have no material accounting impact on the results of Itaú Unibanco, the latter to continue consolidating the JV in its financial accounts.

With this operation, Itaú Unibanco wishes to take the opportunity to reiterate its commitment to the creation of long-term value for its stockholders.

São Paulo (SP), April 29, 2014.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer